18 February 2014

Filed Via SEDAR

British Columbia Securities Commission	New Brunswick Securities Commission
Alberta Securities Commission	Nova Scotia Securities Commission
Saskatchewan Financial Services Commission	Prince Edward Island Securities Office
The Manitoba Securities Commission	Newfoundland and Labrador, Office of the Superintendent of Securities
Ontario Securities Commission
Autorité des marchés financiers

Dear Sirs:

Re: Eldorado Gold Corporation

  (the “Issuer”)

We are pleased to advise you of the details of the upcoming meeting of the holders of the Issuer:

CUSIP / ISIN:	284902103/CA2849021035
Meeting Type:	Annual & Special Meeting
Meeting Date:	1 May 2014
Record Date of Notice:	17 March 2014
Record Date of Voting:	17 March 2014
Beneficial Ownership Determination Date:	17 March 2014
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Meeting Location:	Vancouver, BC
Notice and Access – Registered Holders:	Yes
Stratification:	No
Stratification Type:	N/A
Notice and Access – Beneficial Holders:	Yes
Stratification:	No
Stratification Type:	N/A
Issuer Sending Material Directly To NOBOs:	No
Issuer Paying to Send Material to OBOs:	Yes

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for the Issuer.

Yours truly,

VALIANT TRUST COMPANY

“Joseph O'Brien”

Joseph O'Brien

Assistant Account Manager, Client Services

cc: CDS & Co

SEDAR Notice of Meeting	05Feb2014